Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303-494-6309

August 24, 2009

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

Super Luck, Inc.

Form 10-K for the year ending November 30, 2008

File Number: 0-51817

Dear Mr. Rosenberg

Please be advised that our law firm serves as legal counsel to Super Luck, Inc., a Delaware corporation (the “Company”).

This letter is in regards to your comment letter dated August 11, 2009 (the “Comment Letter”).   The Company is in the process of addressing the comments set forth in the Comment Letter.  However, given the timing of the Comment Letter and the nature of the comments, we were not able to meet the specified response deadline set forth in the Comment Letter.  We anticipate that we will be able to respond to all of the comments and file our Form 10-K/A on or before September 11, 2009.  Accordingly, we respectfully request an extension of time until September 11, 2009 in which to submit our responses and Form 10-K/A.  Your understanding with this matter is greatly appreciated.

Thank you for your time and assistance with this matter.  Please feel free to contact me if you have any questions regarding the foregoing.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.